03034982

October 9, 2003

RESPONSE OF THE OFFICE OF INTERNATIONAL CORPORATE FINANCE
DIVISION OF CORPORATION FINANCE



Re: Hanson PLC ("Hanson")
Hanson Building Materials PLC ("HBM")
Incoming letter dated October 8, 2003

Based on the facts presented, the Division's views are set forth below. Capitalized terms have the meanings defined in your letter.

- Without necessarily agreeing with your analysis, the Division will not object if HBM files post-effective amendments to Hanson's existing registration statements under Rule 414. In reaching this position, the Division notes that all shareholders (including ADS holders) of Hanson will receive the shareholders circular containing information substantially similar to that required in a proxy statement complying with the requirements of Regulation 14A under the Exchange Act.

- After consummation of the Reorganization, HBM may take into account Hanson's reporting history under the Exchange Act in determining its eligibility to use Forms F-3 and S-8. Such history may also be used in determining whether HBM "meets the requirements for use of Form F-3" within the meaning of Form F-4.

- Persons who have filed statements on Schedule 13D or 13G under the Exchange Act reporting beneficial ownership of Hanson's ordinary shares registered under Section 12 of the Exchange Act will not be required to file additional or amended statements on Schedule 13D or 13G as a result of the Reorganization, provided that they note in their next subsequent filings on Schedule 13D or 13G that HBM is the successor to Hanson. In reaching this position, the Division notes that Hanson will deliver written notice of these requirements to such persons who have filed, as of the date of the Reorganization, Schedules 13D or 13G or to those persons authorized to receive notices and communications on their behalf.

You have not requested that the Division confirm your views on the availability of the exemption from registration provided by Section 3(a)(10). Consequently, the Division will not express any view on that aspect of the Reorganization.

These positions are based on the representations made to the Division in your letter. Any different facts or conditions might require the Division to reach different conclusions. The response regarding Rule 414 expresses the Division's position on enforcement action only and does not express any legal conclusion on the question presented.

Sincerely,

Mark W. Green

Mark W. Green
Senior Special Counsel

Act: 33
Section:
Rule: Form F-3
Public
Availability: 10-9-03

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 9, 2003

Mr. Corey R. Chivers
Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, NY 10153-0119

Re: Hanson PLC and Hanson Building Materials PLC

Dear Mr. Chivers:

In regard to your letter of October 8, 2003 our response thereto is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in your letter.

Sincerely,

Paul M. Dudek
Chief
Office of International
Corporate Finance

WEIL, GOTSHAL & MANGES LLP
767 FIFTH AVENUE • NEW YORK, NY 10153-0119
(212) 310-8000
FAX: (212) 310-8007

BOSTON
BRUSSELS
BUDAPEST
DALLAS
FRANKFURT
HOUSTON
LONDON
MIAMI
PRAGUE
SILICON VALLEY
SINGAPORE
WARSAW
WASHINGTON, D.C.

October 8, 2003

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Paul M. Dudek, Esq.

**Re: <u>Hanson Building Materials PLC and Hanson PLC</u>**

Dear Mr Dudek:

We are writing on behalf of Hanson PLC ("Hanson") and its proposed new holding company, Hanson Building Materials PLC ("HBM"), each a company organized under the laws of England and Wales, in connection with a proposed capital reorganization of Hanson (the "Reorganization"). In connection with the Reorganization, we respectfully seek your confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement under the Securities Act of 1933, as amended (the "Securities Act", and the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules and regulations promulgated under each if Hanson and HBM take the actions or proceed under the assumptions set forth below.

- Rule 414. HBM requests that the Staff confirm that HBM may be considered a successor issuer of Hanson for purposes of Rule 414 under the Securities Act ("Rule 414") and may file post-effective amendments, where appropriate, to make use of Hanson's then-effective Securities Act registration statements.

- Forms F-3, F-4 and S-8. HBM requests that the Staff confirm that the activities and status of Hanson prior to the Reorganization may be considered in determining whether the requirements for the use of various forms of registration statements under the Securities Act, including Forms F-3, F-4 and S-8, are met by HBM.

- Schedules 13D and 13G. HBM requests that the Staff confirm that persons who have filed statements on Schedule 13D or 13G reporting ownership interests in Hanson ordinary shares will not be required to file any additional or amended statements or forms as a result of the Reorganization, but may note in their next filings that HBM is the successor issuer to Hanson.

1 Background

Hanson is a building materials company with operations principally in North America, the United Kingdom, continental Europe, Australia and Asia Pacific. It is a leading producer of aggregates, ready-mixed and other concrete products, bricks, roof tiles and asphalt.

The ordinary shares of Hanson are traded on the London Stock Exchange, and American Depositary Shares ("ADSs"), each representing five ordinary shares of Hanson, are listed for trading on the New York Stock Exchange. The ordinary shares and ADSs of Hanson are registered pursuant to Section 12 of the Exchange Act. The ordinary shares of HBM and its ADSs, each representing five ordinary shares of HBM, will be similarly traded and, by virtue of Rule 12g-3 under the Exchange Act, registered under such Act.

Hanson currently has the following registration statements effective under the Securities Act:

1. Form S-8 (File No. 33-15028) (relating to Employee Share Option Plans No. 1 and No. 2, and Executive Share Option Plans A and B, providing employees of Hanson Industries (now succeeded by Hanson Building Materials America, Inc. and its subsidiary, subsidiaries of Hanson) with options to purchase ordinary shares of Hanson Trust Public Limited Company (now Hanson));

2. Form S-8 (File No. 333-13968) (relating to the Hanson Long Term Incentive Plan and the Hanson Share Option Plan);

3. Form S-8 (File No. 333-14022) (relating to the Retirement Savings and Investment Plan providing employees of Hanson Building Materials America, Inc. with options to purchase ordinary shares of Hanson); and

4. Form F-3 (File No. 333-98517) (relating to a shelf registration for debt securities of Hanson and/or certain of its subsidiaries) (amended 2002 and 2003) (together, the "Registration Statements").

In addition, the depositary for the Hanson ADSs has effective under the Securities Act a registration statement on Form F-6 relating to such ADSs. It is expected that the depositary will publicly file a registration statement on Form F-6 relating to the HBM ADSs in sufficient time for such registration statement to be declared effective on the effective date of the Reorganization.

2 The Reorganization

(a) Purpose and Structure

Under U.K. law, a company may only pay dividends from its distributable reserves, which consist of the portion of its capital and reserves that exceeds its non-distributable reserves. A company's non-distributable reserves include, among other items, the total nominal value of the company's ordinary shares. Hanson has comparatively small distributable reserves, which could restrict its future ability to pay dividends. Under U.K. law, subject to necessary court and other approvals, a company may increase its distributable reserves by reducing the nominal value of its ordinary shares – effectively reallocating reserves from a non-distributable reserves account into a distributable reserves account.

In the case of Hanson, since it is not feasible for Hanson itself to generate the desired distributable reserves capacity simply through a reduction of the nominal value of its ordinary shares, it has proposed the Reorganization, which involves the creation of new parent company HBM, pursuant to which HBM will be able to create a desired level of distributable reserves capacity.

The basic structure of the Reorganization will involve (1) the cancellation of all issued ordinary shares of Hanson; (2) the issuance by Hanson, solely to HBM, of new ordinary shares equal in number to the Hanson ordinary shares cancelled, resulting in Hanson becoming a wholly owned subsidiary of HBM; and (3) the issuance by HBM of HBM ordinary shares to the former shareholders of Hanson in consideration for the cancellation of the Hanson ordinary shares held by them. In connection with the Reorganization, it is expected that former shareholders of Hanson will initially receive HBM ordinary shares with a nominal value of £3.00 per ordinary share, which is higher than the £2.00 nominal value of their Hanson ordinary shares. Thereafter, and in connection with the Reorganization, HBM will undertake the capital reduction pursuant to which the nominal value of the HBM ordinary shares is expected to be decreased from £3.00 per ordinary share to £0.10 per ordinary share. The Reorganization and subsequent capital reduction will result in the creation of distributable reserves of HBM equal to the aggregate amount of the reduction in nominal value of the HBM ordinary shares in issue at the time of the Reorganization. These distributable reserves will be significantly larger than Hanson's current distributable reserves and will be available for dividends and for other corporate purposes.

Hanson shareholders and holders of Hanson ADSs will not be charged fees by Hanson, HBM or the depositary in connection with the issuance of HBM ordinary shares or HBM ADSs pursuant to the Reorganization.

The Reorganization is to be effected by way of a scheme of arrangement between Hanson and its shareholders under Section 425 of the United Kingdom Companies Act 1985 (the "Scheme of Arrangement"). We are advised by Hanson's English counsel that the Scheme of Arrangement requires, among other things, the sanction of the High Court of Justice of England and Wales (the "High Court") at a court hearing, which is expected to be held on October 13, 2003. Assuming the High Court sanctions the Scheme of Arrangement at such hearing, the Scheme is expected to become effective, the name of HBM is expected to be changed to "Hanson PLC" and dealings in HBM ordinary shares and ADSs are expected to begin on or about October 14, 2003. The Reorganization will not involve the acquisition or disposition of any third-party assets or liabilities.

Documents describing the Reorganization and the related reduction of capital were sent to holders of Hanson ordinary shares and ADSs on or about August 18, 2003. These documents included a shareholders' circular prepared under the rules of the U.K. Listing Authority and English law, which also contained additional information for U.S. shareholders.

(b) <u>Section 3(a)(10) of the Securities Act</u>

Section 3(a)(10) of the Securities Act provides an exemption from the registration requirements of the Securities Act for, in relevant part, "any security which is issued in exchange for one or more bona fide outstanding securities, claims or property interests . . . where the terms and conditions of such issuance and exchange are approved, after a hearing upon the fairness of such terms and conditions at which all persons to whom it is proposed to issue securities in such exchange shall have the right to appear, by any court."

The Scheme of Arrangement would satisfy the prerequisites to qualifying for a Section 3(a)(10) exemption enumerated in a number of no-action letters. *See B.A.T. Industries plc* no-action letter (available May 13, 1998) ("*B.A.T. Industries*"); *Dalgety PLC* no-action letter (available April 15, 1998) ("*Dalgety*"); *Guinness PLC* no-action letter (available October 31, 1997) ("*Guinness*"); *Ashanti Gold Fields Company Limited* no-action letter (available October 17, 1996); and *Lucas Industries plc* no-action letter (available August 20, 1996) ("*Lucas*"). Under the Scheme of Arrangement, Hanson shares (other than the new ordinary shares to be issued to HBM) will be cancelled, and new ordinary shares of HBM will be issued in exchange therefor. The Staff has confirmed in Staff Bulletin No. 3, that the term "any court" in Section 3(a)(10) includes a foreign court. In addition, prior no-action letters of the Staff addressing Section 3(a)(10) have expressly confirmed that a scheme of arrangement and the required hearings under Section 425 of the Companies Act 1985 satisfy the requirements of Section 3(a)(10). *See B.A.T. Industries*; *Dalgety*; *Guinness*; and *Lucas*. The Scheme of Arrangement becomes effective only if it is sanctioned by the High Court after a hearing at which all of the registered holders of Hanson shares have the right to appear and be heard. Before and at the hearing by the High Court of the petition to sanction the Scheme of Arrangement, the High Court will be advised that its sanctioning of the Scheme of Arrangement will be relied upon by Hanson to provide an exemption from the registration requirements of the Securities Act pursuant to Section 3(a)(10). In Revised Staff Legal Bulletin No. 3 (CF), October 20, 1999 ("Staff Bulletin No. 3"), the Staff confirmed that the Section 3(a)(10) exemption is available without any action by the Staff or the Commission.

Although holders of Hanson ADSs will not have the right to attend the shareholder meetings or court hearings convened to consider and approve the Scheme of Arrangement, they will be given the opportunity to direct the record holder of the Hanson shares (which is a nominee of the depositary) underlying their Hanson ADSs how to vote at the relevant shareholder meetings. In addition, holders of Hanson ADSs could present American Depositary Receipts evidencing their Hanson ADSs for cancellation and delivery of Hanson shares to enable them to attend the shareholder meetings and court hearings. Thus, even if holders of Hanson ADSs were considered "persons to whom it is proposed to issue securities" for purposes of Section 3(a)(10), their inability to appear in that capacity at the court hearing should not affect the availability of the Section 3(a)(10) exemption.

Based upon the foregoing, we are therefore of the view that the High Court hearing should be regarded as a hearing upon the fairness of the terms of the Scheme of Arrangement to holders of Hanson ordinary shares within the meaning of Section 3(a)(10) of the Securities Act and that the Scheme of Arrangement may be effected without compliance with the registration requirements of the Securities Act, in reliance upon the exemption from such requirements provided by Section 3(a)(10) thereof. We are not requesting the Staff's confirmation of our views regarding the availability of the exemption provided by Section 3(a)(10).

3 Discussion

(a) Rule 414. We request confirmation that after the Reorganization, where appropriate, HBM will be able to make use of Hanson's effective Registration Statements. Rule 414 under the Securities Act states in relevant part that "if any issuer has been succeeded by an issuer for the purpose of changing its form of organization, the registration statement of the predecessor issuer shall be deemed the registration statement of the successor issuer" if the following requirements are met: (1) immediately prior to the succession the successor had at most nominal assets or liabilities; (2) the succession was accomplished pursuant to statutory provisions or the terms of the organic instruments under which the successor acquired all of the assets and assumed all of the liabilities of the predecessor; (3) the succession was approved by shareholders of the predecessor at a meeting for which proxies were solicited under Section 14(a) of the Exchange Act; and (4) the successor files an amendment to the registration statement of the predecessor expressly adopting such registration statement as its own and such amendment has become effective.

HBM will comply with subsection (a) of Rule 414 because it will have only nominal assets and liabilities immediately prior to the succession. HBM will satisfy the requirements of subsection (b) of Rule 414 insofar as it will indirectly succeed in a statutory succession to all of Hanson's assets and liabilities by Hanson becoming a subsidiary of HBM. We note that the Staff has granted relief in cases where, as will be the case with HBM, the successor had on a consolidated basis the same assets and liabilities of the predecessor following analogous reorganizations. *See Crown, Cork & Seal Company, Inc.* no-action letter (available February 25, 2003) ("*Crown Cork*"); *Reuters Holdings PLC and Reuters Group PLC* no-action letter (available February 17, 1998) ("*Reuters Holdings*"); and *Reliant Energy, Incorporated* no-action letter (available December 21, 2001) ("*Reliant*").

HBM will substantially comply with subsection (c) of Rule 414 because, even though the shareholders will not be approving the Reorganization through the proxy process under Section 14(a) of the Exchange Act and Regulation 14A promulgated thereunder (Hanson being exempt therefrom pursuant to Rule 3a12-3 under the Exchange Act), shareholders will be voting on the Reorganization pursuant to the English law counterpart to the proxy process. All of the shareholders will be sent the shareholders' circular containing information substantially similar to that required in a proxy statement complying with the requirements of Regulation 14A. We note that in *Reuters Holdings*, the Staff permitted a foreign private issuer that provided to all shareholders information substantially similar to that required in a proxy statement complying with the requirements of Regulation 14A to rely on Rule 414 without compliance with the Exchange Act proxy rules in a case comparable to the Scheme of Arrangement. We concur with the rationale for such treatment provided in the *Reuters Holdings* no-action request, as summarized below.

- To require compliance with the Exchange Act, proxy rules would preclude foreign private issuers, which are not otherwise subject to such rules, from relying on Rule 414. This would result in disparate treatment despite compliance with similar home-country proxy procedures. Furthermore, such an interpretation would result in substantial expense in connection with filing new registration statements with no apparent benefit to be derived from such filings.

- In Interpretation 72 under Section B. Securities Act Rules included in the July 1997 *Division of Corporate Finance Manual of Publicly Available Telephone Interpretations*, the Staff permitted reliance on Rule 414 where a company was not subject to Section 14 of the Exchange Act but a proxy or information statement was prepared and votes solicited substantially in accordance with Section 14 of the Exchange Act. The Staff has adopted a similar standard in connection with "spin-offs" and other distributions involving non-U.S. issuers. *See, e.g., Industriforvaltnings AB Kinnevik* no-action letter (available May 23, 1997) and *The National Grid Holding plc* no-action letter (available November 28, 1995).

Based on the foregoing reasons, we believe that to permit the use of home-country proxy materials in cases similar to the one at hand is valid and also supports the specific request sought herein.

Finally, subject to the grant of relief requested hereby, HBM intends to fulfill the requirements of subsection (d) of Rule 414 by filing post-effective amendments to the Registration Statements expressly adopting them as its own and by taking actions necessary to make such amendments effective.

Based upon the foregoing, we are of the view that HBM should be deemed to be the successor issuer to Hanson under Rule 414.

**(b)** <u>Forms F-3, F-4 and S-8</u>.

We request confirmation that HBM may consider the status of Hanson prior to the consummation of the Reorganization in determining whether the requirements for the use of Forms F-3, F-4 and S-8 under the Securities Act are met by HBM as a successor registrant.

A successor registrant will be deemed to have met the requirements for eligibility to use Form F-3 set forth in General Instructions I.A.1, 2 and 3 to Form F-3 if

(1) its predecessor and the successor registrant, when taken together, meet such conditions; (2) the succession was primarily for the purpose of changing the state or other jurisdiction of incorporation of the predecessor or forming a holding company; and (3) the assets and liabilities of the successor at the time of succession were substantially the same as those of the predecessor. In accordance with General Instruction I.A.4 to Form F-3, HBM will be created primarily for the purpose of forming a holding company, the consolidated assets and liabilities of HBM immediately after the effective time of the Reorganization will be the same as the consolidated assets and liabilities of Hanson immediately prior thereto and HBM will succeed to Hanson as the new public holding company for the consolidated group. As a consequence of the Reorganization, HBM will represent substantially the same consolidated financial position and total enterprise value as Hanson immediately prior to the Reorganization. The Staff has agreed with this position in a number of no-action letters in which the successor registrant was a private issuer seeking the use of Forms S-3 and S-4. *See Weatherford International, Inc. and Weatherford International, Ltd.* no-action letter (available June 26, 2002) ("*Weatherford*"); *Washington Mutual Savings Bank* no-action letter (available August 22, 1994); *Northwest Airlines Corporation* no-action letter (available December 16, 1998); and *Crown Cork*. However, we are of the view that since the eligibility requirements for the use of Forms F-3 and F-4 are substantially the same, the same analysis is applicable for foreign private issuer use of Forms F-3 and F-4. Accordingly, we believe that the activities of Hanson prior to the Reorganization should be considered in determining whether HBM "meets the requirements for use of Form F-3" as such phrase is used in the General Instructions of Form F-4 under the Securities Act.

Similarly, we request confirmation that HBM is entitled to rely on the prior activities and annual reports of Hanson in determining whether it shall be deemed to have met the requirements of paragraph 1 of General Instruction A to Form S-8. The Staff has on previous occasions permitted a holding company to take into account its predecessor's reporting history under the Exchange Act in determining such holding company's eligibility to use Form S-8. *See, e.g., Nabors Industries, Inc. and Nabors Industries Ltd.* no-action letter (available April 29, 2002) and *Weatherford*. Based on the foregoing, we are of the view that HBM should be allowed to consider the status of Hanson prior to the Reorganization in determining whether the requirements for the use of Form S-8 are met.

(c) Schedules 13D and 13G.

We request confirmation that persons who have filed statements on Schedule 13D or 13G reporting ownership interest in Hanson ordinary shares will not be required to file any additional or amended statements or forms, but may note in their next subsequent filing that HBM is the successor issuer to Hanson.

Section 13(d)(1) of the Exchange Act and Rule 13d-1 thereunder require that a person who acquires more than five percent of an equity security registered pursuant to Section 12 of the Exchange Act file a statement on Schedule 13D or 13G. Section 13(d)(2) of the Exchange Act and Rule 13d-2 thereunder require the Schedule 13D to be amended promptly when material changes in ownership occur and require the Schedule 13G to be amended within 45 days of the end of each calendar year. Immediately following the Reorganization, HBM will represent the same company on a consolidated basis as did Hanson immediately prior to the Reorganization. Consequently, any person who, prior to the Reorganization, filed a Schedule 13D or 13G for Hanson shares should not be required to file a new or amended Schedule 13D or 13G, provided that they state in their next amendment to Schedule 13D or 13G that HBM is deemed the successor corporation to Hanson for purposes of filings under Section 13(d). The Staff has agreed with this position in a number of no-action letters. *See Weatherford, Crown Cork, Nabors* and *Reliant*. Hanson will deliver written notification of the foregoing requirement to such applicable persons who have filed, as of the date of the Reorganization, Schedules 13D or 13G or to those persons authorized to receive notices and communications on their behalf.

In light of the foregoing discussion, we respectfully ask for your concurrence with our conclusions as stated above. If for any reason you do not agree with our conclusions as stated above, we would gratefully appreciate the opportunity to discuss by telephone any questions or comments members of the Staff may have regarding our requests contained herein, prior to any written response to this letter. Please contact me at 212 310 8893, Antonios Backos at 011 44 207 903 1297 or John Byars at 011 44 207 903 1515 with your questions, comments or requests for additional information.

In accordance with SEC Release No. 33-6269, we have submitted seven copies of this letter in addition to the original.

Very truly yours,

Corey R. Chivers